Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions of dollars)	2009	2008
Fixed Charges:
Interest expense[1]	$175	$165
Interest capitalized	5	5
One-third of rents[2]	33	33

Total fixed charges	$213	$203

Earnings:
Income before income taxes	$1,075	$1,509
Fixed charges per above	213	203
Less: capitalized interest	(5)	(5)

	208	198

Amortization of interest capitalized	2	2

Total earnings	$1,285	$1,709

Ratio of earnings to fixed charges	6.03	8.42

[1]

Interest related to unrecognized tax benefits recorded under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” was approximately $6 million and $12 million for the three months ended March 31, 2009 and 2008, respectively. The ratio of earnings to fixed charges would have been 6.21 and 8.95 for the three months ended March 31, 2009 and 2008, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.